SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

C-Chip Technologies Corporation
(formerly, Keystone Mines Inc.)
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

12502 E 10 7
(CUSIP Number)

Conrad C. Lysiak, Attorney and Counselor at Law,
601 West First Avenue, Suite 503
Spokane, Washington 99201
(509) 624-1475
(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)

January 7, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the transaction that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12502 E 10 7	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
	CAPEX INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ]
			(b) [ x ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: 0, transfer as assets of the reporting person
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
			[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	250,000

	8	SHARED VOTING POWER	N/A

	9	SOLE DISPOSITIVE POWER	250,000

	10	SHARED DISPOSITIVE POWER	250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		N/A
			[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		19.82

14	TYPE OF REPORTING PERSON Investment IV

CUSIP No. 12502 E 10 7	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, no par value per share, of C-Chip Technologies Corporation (formerly, Keystone Mines Inc.), a Nevada corporation (the "Company"). The principal executive offices of the Company are at 1160 - 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1.

Item 2. Identity and Background.

This statement is being filed by CAPEX INVESTMENTS LIMITED (the "Reporting Persons").

The principal offices of CAPEX INVESTMENTS LIMITED, whose business address is 315 St-James Court, St-Denis Street, Port Louis, Republic of Mauritius. Robert Clarke, is the President of the CAPEX INVESTMENTS LIMITED.

During the last five years, CAPEX INVESTMENTS LIMITED has not been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares reflected in this filing were acquired almost entirely on January 7, 2003. No additional funds are being invested at the current time. The funds were used in the transaction, shares have been exchanged through an agreement to transfer some assets from the responding person to the issuer.

Item 4. Purpose of Transaction.

The purposes of the Reporting Person's transaction is a result of the disposition by CAPEX INVESTMENTS LIMITED of all assets related to the C-Chip technology.

The Reporting Persons have no current plans with respect to transactions required to be disclosed herein.

CUSIP No. 12502 E 10 7	13D	Page 4 of 5 Pages

Item 5. Interests in Securities of the Issuer.

(a) and (b) The aggregate number and percentage of common stock to which this Schedule 13D relates is 250,000 shares of common stock, representing 19.82 of the issued and outstanding shares. The Reporting Persons beneficially own these shares as stated below.

CAPEX INVESTMENTS LIMITED is presently the beneficial owner of 250,000 shares of the common stock, approximately 19.82% of the common stock outstanding. CAPEX INVESTMENTS LIMITED acquired beneficial ownership of the stock almost entirely in the transaction which enabled CAPEX INVESTMENTS LIMITED to acquire 100% of the 250,000 issued by the Company on January 7, 2003.

Robert Clarke with others may be deemed to have voting or dispositive power over the common stock beneficially owned by CAPEX INVESTMENTS LIMITED and therefore, be deemed to be a beneficial owner of the common stock owned by CAPEX INVESTMENTS LIMITED.

(c) On January 7, 2003, the Company issued, in a privately negotiated transaction effected by the Reporting Persons, 250,000 shares of common stock now owned in the following proportions by:

100%	CAPEX INVESTMENTS LIMITED

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

CUSIP No. 12502 E 10 7	13D	Page 5 of 5 Pages

Item 7. Material to be filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 28th day of March, 2003

CAPEX INVESTMENTS LIMITED (Reporting Persons)
BY:	/s/ Robert Clarke
Robert Clarke, President